Hollysys Automation Technologies Ltd. Announces

Results of Annual Shareholder Meeting

Beijing, China – June 28, 2010 – Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, announced today the results of its 2010 annual shareholder meeting held on June 25, 2010, in Beijing, China.

By an overwhelming majority, the Company’s shareholders elected each of the following nominees to the Board of Directors of the Company: Changli Wang, Colin Sung, Jerry Zhang, Jianyun Chai and Qingtai Chen.

Shareholders also ratified the appointment of BDO Limited as the Company’s independent registered public accountant for the fiscal year ending June 30, 2010.

About Hollysys Automation Technologies Ltd.

Hollysys is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 2,100 employees with 9 sales centers and 13 service centers in 21 cities in China and serves over 1700 customers in the industrial, railway, subway & nuclear industries. Its proprietary technologies are applied in product lines including Distributed Control System (DCS) and Programmable Logic Controller (PLC), high-speed railway Train Control Center (TCC) and Automatic Train Protection (ATP), subway supervisory and control platform (SCADA), and nuclear conventional island automation and control products.  The Company believes it  is the largest SCADA systems supplier to China’s subway automation market, and is the only proven domestic automation control systems provider to the nuclear industry in China. Hollysys is also one of only five automation control systems and products providers approved by China’s Ministry of Railways in the 200-250kph high-speed rail segment, and is one of only two automation control systems and products providers in the 300-350kph high-speed rail segment.

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Contact information:
Hollysys Automation Technologies Ltd.
www.hollysys.com
Jennifer Zhang
Investor Relations
(8610) 5898-1386
investors@hollysys.com